March 1, 2018

VIA EDGAR

John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E., Mail Stop 3561

Washington, D.C. 20549

Re:	Rennova Health, Inc. Preliminary Proxy Statement on Schedule 14A Filed February 12, 2018 File No. 001-35141

Dear Mr. Reynolds:

On behalf of Rennova Health, Inc., a Delaware corporation (the “Company”), we hereby respond to the Staff’s comment letter, dated February 21, 2018, regarding the Company’s Preliminary Proxy Statement on Schedule 14A filed on February 12, 2018. Please note that for the Staff’s convenience, we have recited the Staff’s comment in boldface type and provided the Company’s response to the comment immediately thereafter. Please note that we are simultaneously filing Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (“Amendment No. 1”).

Proposal 3 – To Approve the Company’s New 2018 Incentive Award Plan, page 15

1.	Please disclose the information required by Item 402 of Regulation S-K. Refer to Item 8(b) of Schedule 14A.

Response:

In response to the Staff’s comment, the information required by Item 402 of Regulation S-K has been added on pages 18 - 20 of Amendment No. 1.

If you have any questions, please call me at (305) 379-9141.

Sincerely,

Shutts & Bowen LLP

/s/ J. Thomas Cookson

JTC/lrp
cc:	Jonathan Burr
Securities and Exchange Commission

Brigitte Lippmann
Securities and Exchange Commission

Seamus Lagan, Chief Executive Officer
Rennova Health, Inc.